Exhibit 99.1

OCEAN RIG UDW INC. REACHES AGREEMENT ON COMPREHENSIVE DELEVERAGING AND RECAPITALIZATION TRANSACTION
•	Implementation commences with the appointment of joint provisional liquidators in the Cayman Islands
•	Operations to continue unaffected and trade creditors/vendors will continue to be paid in the ordinary course of business
•	Company will emerge with the industry's youngest ultra-deep water fleet and a strong balance sheet, poised to take advantage of ongoing industry opportunities
March 28, 2017, Grand Cayman, Cayman Islands – Ocean Rig UDW Inc. (NASDAQ:ORIG) ("Ocean Rig" or the "Company"), an international contractor of offshore deepwater drilling services, today announced that it and its subsidiaries Drill Rigs Holdings Inc. ("DRH"), Drillships Financing Holding Inc. ("DFH") and Drillships Ocean Ventures Inc. ("DOV" and collectively, the "Scheme Companies") have entered into a Restructuring Support Agreement (the "RSA") with creditors representing over 72% of Ocean Rig's outstanding consolidated indebtedness for a financial restructuring (the "Restructuring").  The RSA provides that the Restructuring will be implemented by four separate but interconnected schemes of arrangement under Cayman Islands law (the "Company Scheme," the "DRH Scheme," the "DFH Scheme," the "DOV Scheme" and collectively, the "Schemes").
Pursuant to the terms of the RSA, the Scheme Companies presented winding up petitions to the Grand Court of the Cayman Islands (the "Grand Court") on March 24, 2017 and sought the appointment of joint provisional liquidators (the "JPLs") for the purpose of the Restructuring.  On March 27, 2017, the Grand Court appointed Simon Appell and Eleanor Fisher of AlixPartners as the JPLs.  By virtue of the appointment of the JPLs, provisional liquidation proceedings were commenced in the Cayman Islands (the "Provisional Liquidation Proceedings") and the Scheme Companies are beneficiaries of a moratorium in the Cayman Islands.  The JPLs will work together with the Scheme Companies' directors to implement the Restructuring and are anticipated to promote the Schemes alongside the directors on behalf of the Scheme Companies.  The Schemes are required to be approved by the Grand Court.  In addition, on March 27, 2017, the JPLs (in their capacity as foreign representatives of the Scheme Companies) commenced cases under Chapter 15 of the U.S. Bankruptcy Code for each of the Scheme Companies seeking, among other things, recognition of the Provisional Liquidation Proceedings as foreign main proceedings.

Restructuring Support Agreement
The RSA became effective on March 23, 2017.  It requires the Scheme Companies to apply to the Grand Court before, or as soon as practicable after, May 8, 2017 for permission to convene a meeting of creditors to vote on the Schemes.  Pursuant to the RSA, the Company will not make any further payments of any kind on or relating to its existing financial indebtedness.
The Schemes will affect only the financial indebtedness of the Scheme Companies and their guarantor affiliates.  Operations of the Scheme Companies will continue to be unaffected and trade creditors/vendors of the Scheme Companies will continue to be paid in the ordinary course of business and will not be affected by the Schemes.  If conditions of the Schemes are satisfied, the Scheme Companies will be substantially deleveraged through an exchange of approximately $3.69 billion principal amount of debt for (i) new equity of the Company (the "New Equity"), (ii) approximately $288 million of cash (the "Cash Consideration"), and (iii) $450 million of new secured debt (the "New Secured Loans").  More particularly:
(a)
In the Company Scheme, the approximately $131 million of claims outstanding in respect of the Company's senior unsecured notes (the "SUNs") and those in respect of the Company's guarantees of the debt facilities of DRH, DFH and DOV (the "Company Guarantees") will be discharged in exchange for New Equity.  The New Equity will have a value equal to the asset value of the Company prior to the restructuring of the debt facilities at DRH, DFH and DOV, and will be allocated among the holders of the Company Guarantees and the SUNs pro rata on the basis of the notional amount of the claims of such holders.

(b)
If the DRH Scheme is sanctioned, the approximately $460 million of claims outstanding in respect of DRH's senior secured notes (the "SSNs") will be transferred to the Company in exchange for (i) New Equity and (ii) Cash Consideration.  The Cash Consideration will be shared pro rata with the DOV Lenders (defined below) and DFH Lenders (defined below).  The value of the New Equity provided to the holders of the SSNs will be equal to the asset value of DRH, less the Cash Consideration received by such holders.  Holders of SSNs who agree to be bound to the terms of RSA in the manner specified therein by no later than 5:00 pm (New York time) on April 11, 2017 shall be entitled to a pro rata share (allocated in accordance with the amount of the SSNs held by each consenting holder) of an early consent fee of $2.5 million.

(c)
In the DOV Scheme and the DFH Scheme, the lenders under DOV's $1.3 billion credit facility (the "DOV Lenders") and the lenders under DFH's $1.9 billion credit facility (the "DFH Lenders") will transfer their loans to the Company in exchange for (i) New Equity, (ii) the New Secured Loans and (iii) Cash Consideration.  The Cash Consideration will be shared pro rata among the DOV Lenders, the DFH Lenders and the holders of the SSNs.  However, if the DRH Scheme is not sanctioned, the Cash Consideration will be distributed among the holders of the DFH Loans and the DOV Loans only.  The New Secured Loans will be shared pro rata among the DOV Lenders and the DFH Lenders.  The value of the New Equity provided to the DFH Lenders and the DOV Lenders will be equal to the asset value of DFH and DOV, respectively, less the Cash Consideration and New Secured Loans received by the DFH Lenders and the DOV Lenders.  DOV Lenders and DFH Lenders who agree to be bound to the terms of RSA in the manner specified therein by no later than 5:00 pm (New York time) on April 11, 2017 shall be entitled to a pro rata share (allocated in accordance with the amount of the loans held under the DFH and DOV credit facilities by such each consenting DFH Lender and DOV Lender) of an early consent fee of $30 million.

The Company Scheme, the DOV Scheme and the DFH Scheme are all inter-conditional, meaning that for any one of those Schemes to become effective, all three must be sanctioned by the Grand Court.  If all four Schemes are sanctioned and become effective, the holders of the SUNs and the beneficiaries of the Company Guarantees will receive approximately 20.9% of the New Equity under the Company Scheme, the holders of the SSNs will receive approximately 2.9% of the New Equity under the DRH Scheme, the DFH Lenders will receive approximately 40.2% of the New Equity under the DFH Scheme, and the DOV Lenders will receive approximately 36% of the New Equity under the DOV Scheme, in each case subject to dilution in respect of New Equity of 9.5% to be reserved under a new management equity plan.  If the Schemes are sanctioned, the existing shareholders of the Company will be diluted to an insignificant amount of the post-restructuring equity of the Company.
George Economou, Ocean Rig's Chairman and Chief Executive Officer, commented:
"Ocean Rig, similar to all rig operators, faces a deep and prolonged industry downturn.  Given these conditions, Ocean Rig is taking the appropriate steps to allow us to emerge as a much stronger company that can take advantage of opportunities as they emerge.  Our entire team at Ocean Rig is wholly committed to the success of the company and looks forward to our emergence from this financial restructuring that will ultimately enable us to better service our customers in the long term."

Court Protection in the Cayman Islands and the United States
As previously noted, on March 27, 2017, the Grand Court appointed the JPLs for the purpose of the Restructuring.  By virtue of the Provisional Liquidation Proceedings, the Scheme Companies are beneficiaries of a moratorium in the Cayman Islands.  Pursuant to the Order of the Grand Court appointing the JPLs, any creditor of the Company has liberty to apply to the Grand Court at any time to vary or discharge the appointment order, on not less than 14 clear days' notice to the JPLs.
On March 27, 2017, the JPLs commenced Chapter 15 proceedings for the Scheme Companies under the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York.  Under these proceedings, the Scheme Companies will seek recognition in the United States of the Provisional Liquidation Proceedings in the Cayman Islands as foreign main proceedings under the U.S. Bankruptcy Code.  Recognition of the Provisional Liquidation Proceedings as foreign main proceedings will result, inter alia, in the imposition of a stay of virtually all actions against the Scheme Companies and their property within the territorial jurisdiction of the United States for the duration of the Chapter 15 proceedings.  Subsequently, the JPLs will seek an enforcement order recognizing and giving effect to the Schemes in the United States if and when the Schemes are sanctioned by the Grand Court.  Recognition of the Schemes and the subsequent enforcement order by the U.S. Bankruptcy Court will result, inter alia, in a permanent injunction on creditors taking any actions in the United States against the Scheme Companies that would be in contravention to the terms of the Schemes.
Simon Appell, a JPL and foreign representative of the Scheme Companies said:
"The appointment of the JPLs will give the Grand Court comfort that the affairs of the Scheme Companies will be subject to the supervision of independent office holders.  Our role will be to consider the Restructuring and, if appropriate, to promote the Schemes on behalf of the Scheme Companies and help ensure that all creditors are treated fairly."  He added, "The Chapter 15 proceedings are also an important step for implementing a successful restructuring of the Company, as recognition of the Provisional Liquidation Proceedings as foreign main proceedings in the United States will stay creditor actions against the Scheme Companies in the United States.  In addition, an order of the U.S. Bankruptcy Court giving effect to the Schemes in the United States, should they be sanctioned by the Grand Court, will ensure that the Restructuring will be enforceable in the United States."

Additional Information
Ocean Rig has retained Prime Clerk LLC as the Information Agent for the purposes of the Restructuring.  Copies of the RSA and further information on the Ocean Rig group can be obtained from Prime Clerk LLC:
Email:	oceanrigteam@primeclerk.com
Telephone:	(855) 631-5346 (United States and Canada toll-free) (917) 460-0913 (international)
Mailing Address:	Ocean Rig Processing c/o Prime Clerk LLC 830 Third Avenue, 3rd Floor New York, NY 10022
In the course of negotiating the RSA, the Company and its advisors made available certain information regarding its business plan and financial restructuring proposal to its creditors.  The Company has made a copy of this presentation available on its website at www.ocean-rig.com under the Investor Relations section.
Contact details for the JPLs are as follows:
•	Eleanor G. Fisher of AlixPartners (Cayman) Limited
38 Market Street
2nd Floor, Suite 4208
Camana Bay, Grand Cayman
KY1-9006
Cayman Islands
Email:          EFisher@alixpartners.ky
•	Simon Appell, of AlixPartners Services UK LLP
6 New Street Square
London EC4A 3BF
United Kingdom
Email:          Sappell@alixpartners.com
About Ocean Rig UDW Inc.
Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.
Ocean Rig's common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "ORIG."
Our registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.  Visit the Company's website at www.ocean-rig.com.

Forward-Looking Statements
Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements relate to Ocean Rig's expectations, beliefs, intentions or strategies regarding the future.  These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should," "seek," and similar expressions.  Forward-looking statements reflect Ocean Rig's current views and assumptions with respect to future events and are subject to risks and uncertainties.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in Ocean Rig's records and other data available from third parties.  Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig's control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained herein.  Actual and future results and trends could differ materially from those set forth in such statements.
Important factors that, in Ocean Rig's view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) our ability to come to a satisfactory resolution with our creditors regarding a restructuring of our debt and to successfully conclude such a restructuring; (ii) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (iii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iv) newbuildings, upgrades, and shipyard and other capital projects; (v) changes in laws and governmental regulations, particularly with respect to environmental matters; (vi) the availability of competing offshore drilling vessels; (vii) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (viii) the performance of our rigs; (ix) our ability to procure or have access to financing and our ability comply with covenants in documents governing our debt; (x) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future; (xi) our ability to successfully employ our drilling units; (xii) our capital expenditures, including the timing and cost of completion of capital projects; (xiii) our revenues and expenses; (xiv) complications associated with repairing and replacing equipment in remote locations; and (xv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.
Risks and uncertainties are further described in reports filed by Ocean Rig with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.
Investor Relations / Media
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: oceanrig@capitallink.com